Date: November 20, 2006





To:                                   Copy:
Emblaze Ltd.                          Dan Shamgar, Adv.
22 Zarhin Street                      Mike Rimon, Adv.
Ra'anana, Israel                      Meitar Liquornik Geva & Leshem Brandwein
Attn.:  Chief  Financial Officer      16 Abba Hillel Silver Rd.
                                      Ramat Gan, Israel

                         By fax: 03-6103756; 03-610-3687
By fax: 09-769-9800




                         Re: Emblaze - FIMGold Agreement

Dear Sir,

We would like to set forth in writing certain matters discussed by the parties, with reference to the agreement dated September 12, 2006 by and among Emblaze Ltd. ("Emblaze"), on the one hand, and FIMGold Limited Partnership ("FIMGold L.P.") and FIMGold Ltd., on the other hand (the "Agreement"). Each capitalized term not defined in this letter shall have the meaning ascribed to such term in the Agreement.

1. On November 19, 2006, the shareholders of Formula approved the Distribution. Since the record date for the shareholders of Formula entitled to receive shares of Formula Vision pursuant to the Distribution shall be subsequent to the Closing, the parties agree as follows:

         Upon consummation of the Distribution, Emblaze shall, as soon as practicable after receipt of shares of Formula Vision pursuant to the Distribution, transfer to FIMGold L.P. such number of shares of Formula Vision that FIMGold L.P. would have been entitled to receive had the Distribution been consummated prior to the Closing ("FIMGold Vision Shares") (provided that FIMGold L.P. first pays Emblaze in cash an amount equal to all taxes (including withholding taxes), other than any taxes with respect to which FIMGold L.P. delivers to Emblaze an exemption from payment or withholding obligation, and all other costs, in each case paid or payable by Emblaze and/or Formula in connection with such distribution and/or transfer of FIMGold Vision Shares).



2. Section 1.5(a)(ii) of the Agreement is hereby amended and restated in its entirety as follows:



                  "(ii) Letters of resignation of each of Dan Goldstein, Ishay Davidi and Yarom Oren, dated as of the Closing Date, and an undated and irrevocable letter of resignation of Gad Goldstein, from the board of directors of Formula and a resolution signed by all of the directors of Formula at the time such resolution is made and entitled to vote on such matter (and in any event following the effective resignation of Messrs. Goldstein, Davidi and Oren from the board of Formula), electing Messrs. Guy Bernstein, Shimon Laor and Tal Barnoach to the board of directors of Formula, to fill the vacancies created on the board of Formula as a result of the foregoing resignations."

This letter shall be deemed an amendment to the Agreement and an integral part thereof. Except as set forth herein, all of the terms of the Agreement shall continue in full force and effect.

Please indicate your confirmation and agreement to the foregoing by signing below and returning this document to FIMGold L.P.



Sincerely yours,



FIMGold, Limited Partnership                         FIMGold Ltd.
By: FIMGold Ltd., the General Partner




By: _______________                                By: _______________

Name:  Ishay Davidi                                Name:  Ishay Davidi

Title:                                             Title:


By: _______________                                By: _______________

Name:  Dan Goldstein                               Name: Dan Goldstein

Title:                                             Title:


Agreed and Accepted

For: EMBLAZE LTD.


By: ________________

Name:

Title: